SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)1

New Century Equity Holdings Corp.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

64353J107
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 2
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH R EPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,480,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,480,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,480,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐(a) ☐(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Mark E. Schwarz and John P. Murray relating to shares of common stock (the “Common Stock”) of New Century Equity Holdings Corp., a Delaware corporation (the “Issuer”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

On June 18, 2004, Steven J. Pully was appointed by NP, in its capacity as the sole holder of the Issuer’s then outstanding Series A 4% Convertible Preferred Stock, to serve as a director of the Issuer and, accordingly, became a member of a Section 13(d) group with the other Reporting Persons.  By virtue of his appointment as a director of the Issuer and ongoing relationship with NP, Mr. Pully was a member of the Section 13(d) group.  On October 8, 2007, Mr. Pully’s employment with NCM ceased, and Mr. Pully is accordingly no longer associated with NP.  Mr. Pully was originally appointed to the board of directors of the Issuer as a representative of NP and in the judgment of the Reporting Persons other than Mr. Pully, he therefore could still be considered a member of the Section 13(d) group with NP.  Mr. Pully believes that he is no longer a member of the Section 13(d) group and has not been since the date of termination of his employment with NCM.  Mr. Pully reaffirmed such position in a writing dated December 18, 2007.  Accordingly, this Amendment No. 2 has been filed to indicate that Mr. Pully is no longer a member of the Section 13(d) group.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  The Reporting Persons other than Mr. Pully own, exclusive of options, 19,380,768 shares of Common Stock, representing 36.0% of the issued and outstanding shares of Common Stock, and Mr. Pully did not own any shares.  Accordingly, this Amendment No. 2 does not affect in any material respect the ownership interests in the Issuer of the remaining Reporting Persons.

The business address of each of NP, NCM, NCG and Messrs. Schwarz and Murray is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Items 5(a)-(b) are hereby amended and restated as follows:

(a)            The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 53,883,872 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

As of the filing date of this Statement, NP beneficially owned 19,380,768 shares of Common Stock, representing approximately 36.0% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of NP, may also be deemed to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.

Mr. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.  Mr. Schwarz also beneficially owns an additional 100,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Schwarz in his capacity as a director of the Issuer, which, together with the 19,380,768 shares of Common Stock beneficially owned by NP, represents approximately 36.1% of the issued and outstanding Common Stock of the Issuer.

Mr. Murray beneficially owns 50,000 shares that are issuable upon exercise of options within 60 days of the date hereof.  Mr. Murray was awarded these options in his capacity as an officer of the Issuer.

(b)            By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock beneficially owned by NP reported in this Statement. Messrs. Schwarz and Murray each has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by each of them in this Statement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2007	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P.,
its General Partner

	By:	Newcastle Capital Group, L.L.C.,
its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

	By:	Newcastle Capital Group, L.L.C.,
its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Steven J. Pully
STEVEN J. PULLY

/s/ John P. Murray
JOHN P. MURRAY